## Electra Evaluates Development of Second Battery Materials Refinery in North America; Appoints 30 Year Industry Veteran to Lead Study

Toronto, Ontario – (June 22, 2022) – **Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM)** ("Electra") today announced that as part of its growth strategy in support of the onshoring of electric vehicle supply chains in North America, it has begun preliminary discussions with the Government of Quebec to build a new cobalt refinery in Bécancour, Quebec that will integrate with an emerging battery materials park in the province.

"Given a forecasted deficit in domestic cobalt sulfate production by 2025, we have received significant interest from industry and government stakeholders to build a second refinery in North America," said Trent Mell, CEO of Electra Battery Materials.  "The industrial park in Bécancour, Quebec is quickly becoming an important future hub for EV battery materials in North America given its numerous advantages, including a deep-water port, extensive infrastructure, hydro-electric power, strong support from the Quebec government, and a qualified work force. In light of the considerable progress Electra has made towards commissioning its first cobalt sulfate refinery north of Toronto, we are a logical partner for the Bécancour industrial park."

Bécancour is emerging as an important hub for the supply of low-carbon battery materials to the EV supply chain in North America. To date, the Bécancour industrial park has attracted commitments and investments from global automotive and chemical processing companies to establish facilities to produce precursor cathode active materials (PCAM) and cathode active materials (CAM) essential in the production of lithium-ion batteries. Materials needed for PCAM and CAM production would originate from nickel and cobalt sulfate refineries not yet available in the Bécancour industrial park.

In support of the preliminary discussions the Company has undertaken with the Government of Québec, Electra will undertake a study to determine annual production requirements for the industrial park, capital costs for the refinery, flow sheet modifications for alternate sources of feed material, permitting requirements, synergies from integration with other battery materials companies in Bécancour, and potential funding opportunities from the federal and provincial levels of government.

Earlier this year, the Canadian government earmarked C$3.8 billion towards the development of a Critical Minerals Strategy. Electra's study is expected to be completed by the end of 2022.

In support of today's announcement and the upcoming study, Electra is pleased to announce the appointment of David Marshall as Vice President, Engineering.  Mr. Marshall is a 31-year industry veteran with extensive experience in engineering studies, project management and project delivery for mineral processing and mining operations. He spent 29 years with Vale in a number of senior project management roles, including Project Director for the Sudbury Clean AER Project, a C$1 billion project with a 1,000-person team aimed reducing sulphur dioxide and metals particulate emissions from existing operations in Sudbury. Mr. Marshall was also Project Director for the Copper Cliff Mine South Shaft Project, a project aimed at reconditioning and refurbishing existing mine workings to support future operations. Most recently, he was a project manager with BBA Consultants.

"We are delighted to have a senior industry executive of Dave's calibre join Electra," said Mr. Mell. "He brings a wealth of experience and has successfully led a number of large, multimillion dollar projects involving hundreds of personnel, contractors and suppliers, ensuring that projects were completed on time and delivered expected internal rates of return. Dave's first

project with Electra will be completion of the Quebec study to determine the viability of a battery materials refinery in Bécancour. We look forward to Dave's many contributions to the Electra team."

Mr. Marshall is a Professional Engineer, having obtained a B.Sc. in civil engineering from the University of Waterloo. He also holds an MBA from Laurentian University.

In accordance with the Company's long term incentive plan, Electra has granted Mr. Marshall incentive stock options to purchase an aggregate of 30,000 common shares of Electra exercisable at the previous day's closing price of $4.38 for a period of five years. The stock options will vest in three equal tranches on the first, second and third anniversary of the grant date. Long-term incentive grants are a key retention and incentive tool for key employees and new hires and remain subject to the approval of the TSX Venture Exchange.

**About Electra Battery Materials**

Electra's core strategy is to produce low carbon, ethically sourced battery materials for the North American electric vehicle supply chain. Electra is specifically focused on creating the first integrated battery materials park in North America, providing refined cobalt, nickel and recycled battery materials to North American battery precursor manufacturers. Electra also owns the advanced exploration-stage Iron Creek cobalt-copper project in Idaho, USA.

On behalf of Electra Battery Materials Corporation

Joe Racanelli
Vice President, Investor Relations

**For more information visit www.ElectraBMC.com or contact:**

info@ElectraBMC.com
+1.416.900.3891



***Cautionary Note Regarding Forward-Looking Statements***

*This news release may contain forward-looking statements and forward-looking information (together, "forward-looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as "plans", "expects', "estimates", "intends", "anticipates", "believes" or variations of such words, or statements that certain actions, events or results "may", "could", "would", "might", "occur" or "be achieved". Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR at www.sedar.com. Although Electra Battery Materials Corporation believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, Electra Battery Materials Corporation disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.*